July 11, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Christine Westbrook

Re:	Clearside Biomedical, Inc.

Registration Statement on Form S-3

Filed July 3, 2017

File No. 333-219132

Acceleration Request

Requested Date:    Thursday, July 13, 2017

Requested Time:    4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-219132) (the “Registration Statement”) to become effective on July 13, 2017, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff (the “Staff”). This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP, counsel to the Registrant, confirming this request. The Registrant hereby authorizes each of Brent Siler, Brian Leaf, Mark Ballantyne and Katie Kazem of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brent Siler of Cooley LLP, counsel to the Registrant, at (202) 728-7040, or in his absence, either of Brian Leaf of Cooley LLP, counsel to the Registrant, at (703) 456-8053 or Mark Ballantyne at (703) 456-8084.

[Signature page follows]

Very truly yours,

Clearside Biomedical, Inc.

By:	/s/ Charles A. Deignan
Charles A. Deignan
Chief Financial Officer

cc:    Daniel White, Clearside Biomedical, Inc.

Brent B. Siler, Cooley LLP

Brian F. Leaf, Cooley LLP